

9 May 2007

DORADA CORPORATION

Issue of €14,000,000 Clearable Income Notes under the U.S.$1,000,000,000 Income Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Clearable Income Notes (where "Clearable" is specified in paragraph 2 below) or the Terms and Conditions of the Registered Income Notes (where "Registered" is specified in paragraph 2 below), as applicable, set forth in the Information Memorandum dated 26th April, 2007, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Income Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Information Memorandum. Full information on the Issuer and the offer of the Income Notes is only available on the basis of the combination of these Final Terms and the Information Memorandum (as supplemented from time to time). The Information Memorandum is available for viewing at, and copies may be obtained from, the offices of each Principal Paying Agent, Citibank, N.A., at Citigroup Centre, 21st Floor, Canada Square, Canary Wharf, London E14 5LB, and Citibank International plc, at Berkeley Square House, 4-19 Berkeley Square, London W1J 6DD.

1.	Issuer:		Dorada Corporation
2.	(i)	Form:	Clearable
	(ii)	Group Number:	4
	(iii)	Base Series Number:	2
	(iv)	Tranche Number:	1
	(v)	Voting Designation:	Voting
3.	Type of Income Note:		Floating Rate Income Note
4.	Specified Currency:		euro
5.	Fixed Exchange Rate:		1.356
6.	For Voting Income Notes, no. of votes attaching to this issue (being one vote per U.S.$1,000 of Fixed Dollar Equivalent Nominal Amount, fractions being disregarded):		18,984
7.	Aggregate Nominal Amount:		€14,000,000

8.	Issue Price:		100 per cent. of the Aggregate Nominal Amount
9.	(i)	Specified Denominations	Minimum denomination of €1,000,000 plus integral multiples of €5,000 above such minimum denomination of €1,000,000.
10.	(i)	Issue Date of this Series:	15 May 2007
	(ii)	Interest Commencement Date (if different from Issue Date):	15 May 2007
11.	Maturity Date:		The Interest Payment Date falling in May 2017, extending automatically each year in accordance with Condition 6(b) *(Maturity Determination and Exchange into Determined Maturity Series)*.
	Anniversary Interest Payment Dates:		The Interest Payment Dates falling in May each year commencing with the Interest Payment Date falling in May 2008

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

12.	(i)	Interest Accrual Dates:	The 15th day of each of February, May, August and November in each year (or, if any such day is not a London and New York Business Day, the next following London and New York Business Day), and (if different) the Maturity Date
	(ii)	Coupon Differential Income Note:	No
	(iii)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Calculation Agent):	Not Applicable
	(iv)	Fixed Rate Income Note Fixing Time:	Not Applicable
	(v)	Fixed Rate Income Note – Initial Benchmark Rate:	Not Applicable
	(vi)	Any other terms relating to the method of calculating interest, if	None

different from those set out in the Conditions:

PROVISIONS RELATING TO REDEMPTION

13.	(i)	Investor redemption options:	Applicable, in accordance with Condition 5(b) *(Redemption at the option of the Clearable Noteholders).*
	(ii)	First Redemption Date:	The Interest Payment Date falling in May 2012
14.	Investor Voting Income Notes conversion option:		Applicable, in accordance with Condition 5(e) *(Conversion from Voting Clearable Notes to Convertible Clearable Notes and vice versa)*

GENERAL PROVISIONS APPLICABLE TO THE INCOME NOTES

15.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

16.	Name of relevant Placement Agent(s):	Citibank International plc
17.	Additional selling restrictions:	None

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Income Notes described herein pursuant to the U.S.$1,000,000,000 Income Note Programme of Dorada Corporation.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Issuer:



By: ....
Duly authorised

Signed on behalf of Citibank N.A.
(as Principal Paying Agent)

By: ....
Duly authorised

PART B – OTHER INFORMATION

1. LISTING

Listing:	London
Admission to trading:	Application has been made for the Income Notes to be admitted to trading on the London Stock Exchange's Gilt Edged and Fixed Interest Market with effect from 15 May 2007

2. RATINGS

Ratings:	The Programme has been rated Baa1 by Moody's Investors Service Limited

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

None

5. ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

Reasons for the offer:	Please refer to the section headed "*Use of Proceeds*" in the Information Memorandum.
Estimated net proceeds:	€14,000,000

6. HISTORIC INTEREST RATES

Details of historic LIBOR rates can be obtained from Reuters.

7. ADDITIONAL RISK FACTORS

Not Applicable

8. OPERATIONAL INFORMATION

(i) ISIN Code:	XS0300856985
(ii) Common Code:	030085698
(iii) Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking, société	Not Applicable

anonyme and the relevant identification number(s):

(iv) Delivery:	Delivery against payment
(v) Names and addresses of additional Paying Agent(s) (if any):	None